Exhibit 23.2
Degolyer and MacNaughton
500 | Spring Valley Road
Suite 800 East
Dallas, Texas 75244
February 19, 2009
SandRidge Energy, Inc.
1600 NW Expressway, Suite 1601
Oklahoma City, OK 73118
Ladies and Gentlemen:
     We consent to the use of the name DeGolyer and MacNaughton, to references to DeGolyer and MacNaughton, and to the inclusion of references to our “Appraisal Report as of December 31, 2006 on Certain Properties owned by PetroSource,” “Appraisal Report as of December 31, 2007 on Certain Properties owned by PetroSource,” and “Appraisal Report as of December 31, 2008 on Certain Properties owned by SandRidge Tertiary, LLC” (our Reports) in Part I “Business” and Part IV “Exhibits and Financial Schedules” in the SandRidge Energy, Inc. Form 10-K Registration Statement to be filed on or about February 19, 2009, including any amendments thereto.

Very truly yours,

DeGOLYER and MacNAUGHTON